UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

38246G108

(CUSIP Number)

Carolina A. Picazo

Spectrum Equity

140 New Montgomery St., 20th Floor,

San Francisco, CA 94105

(415) 464-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108	13D	Page 1 of 13 pages

1	Names of Reporting Persons Spectrum Equity VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,016,553
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,016,553

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,016,553
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.8%
14	Type of Reporting Person PN

CUSIP No. 38246G108	13D	Page 2 of 13 pages

1	Names of Reporting Persons Spectrum Equity Associates VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,016,553
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,016,553

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,016,553
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.8%
14	Type of Reporting Person PN

CUSIP No. 38246G108	13D	Page 3 of 13 pages

1	Names of Reporting Persons Spectrum VII Investment Managers’ Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 82,191
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 82,191

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,191
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 38246G108	13D	Page 4 of 13 pages

1	Names of Reporting Persons Spectrum VII Co-Investment Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,331
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,331

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,331
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 38246G108	13D	Page 5 of 13 pages

1	Names of Reporting Persons SEA VII Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,145,075
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,145,075

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,145,075
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38246G108	13D	Page 6 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Spectrum Equity VII, L.P.

Spectrum Equity Associates VII, L.P.

Spectrum VII Investment Managers’ Fund, L.P.

Spectrum VII Co-Investment Fund, L.P.

SEA VII Management, LLC

The Reporting Persons are organized under the laws of the state of Delaware. The principal business address of the Reporting Persons is 140 New Montgomery Street, 20th Floor, San Francisco, CA 94105. The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

Information with respect to the members and executive officers of SEA VII Management, LLC (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons, Idea Men, LLC and certain affiliates of Francisco Partners and Silver Lake (collectively, the “Stockholders”) acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Stockholders, see Item 4 below.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 38246G108	13D	Page 7 of 13 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (“IPO”), the Reporting Persons purchased 54,945,075 shares of the Issuer’s preferred stock, at an aggregate purchase price of $64,869,830.88. In connection with the closing of the IPO on September 25, 2020 each share of preferred stock held by the Reporting Persons was reclassified as one share of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” “ and together with the Class A Common Stock, the “common stock”). Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Issuer’s Class A Common Stock or upon the earliest to occur of (1) the first date on which the aggregate number of outstanding shares of Class B Common Stock ceases to represent at least 10% of the then-outstanding shares of the Issuer’s common stock, (2) the transfer of such share of Class B Common Stock, other than certain permitted transfers, or (3) September 25, 2027.

The source of funds required for the purchases are from the capital contributions of the respective partners of Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P. and Spectrum VII Co-Investment Fund, L.P.

Item 4.	Purpose of Transaction.

Stockholders Agreement

In connection with the IPO, the Issuer entered into a stockholders agreement, dated September 22, 2020 (the “Stockholders Agreement”), with the Stockholders. Pursuant to the Stockholders Agreement, each Stockholder was granted nomination rights, agreed to vote all outstanding shares in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Class A Common Stock during the three-year period following the IPO.

The Reporting Persons will nominate one director, if the Reporting Persons continue to beneficially own at least 5% of the aggregate number of shares of common stock outstanding. Francisco Partners will nominate (i) two directors, if certain affiliates of the Francisco Partners continue to beneficially own at least 10% of the aggregate number of shares of common stock outstanding, one of whom must qualify as an independent director, or (ii) one director, if certain affiliates of the Francisco Partners continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding. Idea Men, LLC will nominate two directors, if it continues to beneficially own at least 5% of the aggregate number of shares of common stock outstanding. Silver Lake will nominate (i) three directors, if certain affiliates of Silver Lake continue to beneficially own at least 20% of the aggregate number of shares of common stock outstanding, (ii) two directors, if certain affiliates of Silver Lake continue to beneficially own less than 20% but more than 10% of the aggregate number of shares of common stock outstanding or (iii) one director, if certain affiliates of Silver Lake continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of common stock outstanding. In addition, the Issuer and the Stockholders agreed to take all necessary action to nominate and elect two independent directors for so long as the Silver Lake affiliate has the right to designate three directors and agreed to take all necessary action to nominate and elect three independent directors thereafter.

Investor Rights Agreement

On October 12, 2018, the Issuer entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”) with the Stockholders, pursuant to which the Issuer granted shelf registration rights, piggyback registration rights and demand registration rights to the Stockholders, for the resale under the Securities Act of 1933, as amended, of the Class A Common Stock held by them as a result of the IPO, subject to certain conditions set forth therein.

CUSIP No. 38246G108	13D	Page 8 of 13 pages

The foregoing descriptions of the Stockholders Agreement and the Investor Rights Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the IPO of the Issuer and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to

CUSIP No. 38246G108	13D	Page 9 of 13 pages

direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 69,555,726 shares of Class A Common Stock outstanding as of May 10, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Spectrum Equity VII, L.P.	48,016,553	40.8%	0	48,016,553	0	48,016,553
Spectrum Equity Associates VII, L.P.	48,016,553	40.8%	0	48,016,553	0	48,016,553
Spectrum VII Investment Managers’ Fund, L.P.	82,191	0.1%	0	82,191	0	82,191
Spectrum VII Co-Investment Fund, L.P.	46,331	0.1%	0	46,331	0	46,331
SEA VII Management, LLC	48,145,075	40.9%	0	48,145,075	0	48,145,075

Spectrum Equity VII, L.P. is the record holder of 48,016,553 shares of Class B Common Stock. Spectrum VII Investment Managers’ Fund, L.P. is the record holder of 82,191 of shares of Class B Common Stock. Spectrum VII Co-Investment Fund, L.P. is the record holder of 46,331 shares of Class B Common Stock. The Class B Common Stock is convertible to shares of Class A Common Stock on a one-to-one basis.

The general partner of Spectrum Equity VII, L.P. is Spectrum Equity Associates VII, L.P. The general partner of each of Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Spectrum Equity Associates VII, L.P. is SEA VII Management, LLC. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Peter T. Jensen, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by Spectrum Equity VII, L.P., Spectrum VII Investment Managers’ Fund, L.P. and Spectrum VII Co-Investment Fund, L.P. Each of these individuals disclaims beneficial ownership of such securities.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and the Investor Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

CUSIP No. 38246G108	13D	Page 10 of 13 pages

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stockholders Agreement by and among GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated September 22, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2020).

3	Amended and Restated Investor Rights Agreement by and between GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated October 12, 2018 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on September 22, 2020).

CUSIP No. 38246G108	13D	Page 11 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2021

Spectrum Equity VII, L.P.
By: Spectrum Equity Associates VII, L.P., its general partner
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo

Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum Equity Associates VII, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo

Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Investment Managers’ Fund, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo

Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

Spectrum VII Co-Investment Fund, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo

Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

CUSIP No. 38246G108	13D	Page 12 of 13 pages

SEA VII Management, LLC

By:	/s/ Carolina A. Picazo

Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief Compliance Officer

CUSIP No. 38246G108	13D	Page 13 of 13 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and members of SEA VII Management VII, LLC are set forth below. The principal business address of each of the executive officers and members is 140 New Montgomery Street, 20th Floor, San Francisco, CA 94105

Name	Present Principal Occupation or Employment	Citizenship
Victor E. Parker, Jr.	President, Member	USA
Christopher T. Mitchell	Vice President, Member	USA
Benjamin C. Spero	Vice President, Member	USA
Brian M. Regan	Chief Financial Officer, Treasurer, Assistant Secretary	USA
Carolina Alvarez Picazo	Chief Administrative Officer, Chief Compliance Officer, Vice President of Tax, Secretary	USA
Brion B. Applegate	Member	USA
Ronan Cunningham	Member	USA
Peter T. Jensen	Member	USA
Stephen M. LeSieur	Member; Director of the Issuer	USA
Brian Regan	Member	USA
Michael W. Farrell	Member	USA